UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 8-A/A
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
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YELP INC.
(Exact name of registrant as specified in its charter)

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Delaware	20-1854266
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

140 New Montgomery Street, 9th Floor
San Francisco, CA	94105
(Address of Principal Executive Offices)	(Zip Code)
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered Common Stock, $0.000001 par value	Name of exchange on which Each class is to be registered New York Stock Exchange
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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.    ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.    ☐

Securities Act registration statement number to which this form relates: 333-178030
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Securities to be registered pursuant to Section 12(g) of the Act:

None.

Explanatory Note

On February 27, 2012, Yelp Inc. (the “Company,” “we,” “us” and “our”) filed a registration statement on Form 8-A (the “Initial 8-A”) with the Securities and Exchange Commission in connection with our initial public offering and the listing of our Class A common stock on the New York Stock Exchange.

On September 22, 2016, all outstanding shares of our Class A common stock, par value $0.000001 per share (the “Class A shares”), and Class B common stock, par value $0.000001 per share (the “Class B shares”), automatically converted into a single class of common stock (the “Conversion”) pursuant to the terms of our Eighth Amended and Restated Certificate of Incorporation (the “Certificate”). No additional Class A shares or Class B shares will be issued following the Conversion.

The Conversion occurred pursuant to Article Fourth, Section D.3 of the Certificate, which provided that each Class A share and each Class B share would convert automatically, without any further action, into one share of our common stock, par value $0.000001 per share (the “common stock”), at 5:00 p.m. Eastern Time on the first business day on or after the date on which the outstanding Class B shares represented less than ten percent of the aggregate number of then-outstanding Class A shares and Class B shares.

Also in accordance with Article Fourth, Section D.3 of the Certificate, and as required by section 243 of the Delaware General Corporation Law (“Section 243”), we filed a certificate with the Secretary of State of the State of Delaware effecting the retirement and cancellation of the Class A shares and Class B shares (the “Certificate of Retirement”). Pursuant to Section 243, the Certificate of Retirement had the additional effect of amending the Certificate to eliminate the obsolete provisions relating to the dual-class common stock structure. Immediately following the filing of the Certificate of Retirement, we filed a Ninth Amended and Restated Certificate of Incorporation (the “Restated Certificate”) reflecting such amendment. The Restated Certificate became effective on September 23, 2016.

Prior to the Conversion, the Class A shares and Class B shares had the same rights and privileges and ranked equally, shared ratably in dividends and distributions and were identical in all respects, except that each holder of Class A shares was entitled to one vote per share and each holder of Class B shares was entitled to ten votes per share. Other than the elimination of a class of shares with higher voting power, the common stock has the same voting powers, preferences, rights and qualifications, limitations and restrictions as the Class A shares had prior to the Conversion.

This Amendment No. 1 to Form 8-A amends and restates the Initial Form 8-A to reflect the elimination of the dual class structure.

Item 1. Description of Registrant’s Securities to be Registered.

General

The following summary description of our capital stock is based on the provisions of the Restated Certificate, our amended and restated bylaws (the “Bylaws”) and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Restated Certificate, the Bylaws and the Delaware General Corporation Law.

Our authorized capital stock consists of 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, par value $0.000001 per share. The rights, preferences and privileges of the preferred stock may be designated from time to time by our board of directors (the “Board”).

As of September 22, 2016, there were 78,241,125 shares of common stock and no shares of preferred stock issued and outstanding. Our outstanding common stock was held by 60 stockholders of record as of such date. As of September 22, 2016, we also had outstanding options to acquire 8,495,985 shares of common stock and 6,998,433 shares of common stock that were issuable upon vesting of restricted stock units.

Common Stock

Voting. Each holder of our common stock is entitled to one vote for each share held of record on any matter submitted to a vote of stockholders. The Restated Certificate does not provide for cumulative voting for the election of directors.

Dividends and Distributions. Subject to preferences that may apply to any outstanding shares of preferred stock, the holders of common stock will be entitled to receive ratably any dividend or distribution of cash, property or shares of our capital stock that is paid or distributed by the Company.

Liquidation Rights. Upon our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding shares of preferred stock.

No Preemptive, Conversion or Redemption Rights. Holders of common stock have no preemptive rights and no right to convert their common stock into other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Subject to Rights of Preferred Stock. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that we may designate and issue in the future.

Preferred Stock

The Board may, without further action by our stockholders, fix the rights, preferences, privileges, qualifications and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. The Board will fix the rights, preferences, privileges, qualifications and restrictions of each series of preferred stock in a certificate of designation relating to that series. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

The General Corporation Law of the State of Delaware, the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes to the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Certificate of Incorporation and Bylaw Provisions

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of our outstanding shares of common stock will elect all of our directors. The Restated Certificate and the Bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called only by a majority of our whole Board, Board chair or our chief executive officer.

In accordance with our Restated Certificate, the Board is divided into three classes with staggered three-year terms. The Restated Certificate further provides that the affirmative vote of holders of at least 66 ⅔% of the voting power of the then-outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the classified Board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 ⅔% of the voting power of all of the then-outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our Bylaws, although our Bylaws may be amended by a simple majority vote of the Board.

The foregoing provisions make it more difficult for our existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Since the Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested investor) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

In general, Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Choice of Forum

The Restated Certificate provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on behalf of the Company; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, the Restated Certificate or the Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021.

Listing on The New York Stock Exchange

Our common stock is listed on the New York Stock Exchange under the symbol “YELP.”

Item 2. Exhibits.

Exhibit Number	Description
3.1	Certificate of Retirement.
3.2	Amended and Restated Certificate of Incorporation of Yelp Inc.
3.3	Amended and Restated Bylaws of Yelp Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-178030) filed with the Securities and Exchange Commission on February 3, 2012).
4.1	Form of Common Stock Certificate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2016	YELP INC.

	By:	/s/ Laurence Wilson
Laurence Wilson
Senior Vice President and General Counsel

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of Retirement.
3.2	Amended and Restated Certificate of Incorporation of Yelp Inc.
3.3	Amended and Restated Bylaws of Yelp Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-178030) filed with the Securities and Exchange Commission on February 3, 2012).
4.1	Form of Common Stock Certificate.